EXHIBIT 99.1

Independent Auditor's Report

To the Members
White Cliffs Pipeline, L.L.C.
Tulsa, Oklahoma

We have audited the accompanying financial statements of White Cliffs Pipeline, L.L.C., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity and cash flows for each of the three years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Cliffs Pipeline, L.L.C., as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

BDO USA, LLP
Dallas, Texas
February 24, 2017

WHITE CLIFFS PIPELINE, L.L.C.
Balance Sheets
(In thousands, except unit amounts)

	December 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$4,672	$24,423
Accounts receivable	16,103	25,289
Receivable from affiliate	5,261	914
Inventories	7,743	2,545
Other current assets	942	920
Total current assets	34,721	54,091
Property, plant and equipment, net	508,043	509,068
Goodwill	17,000	17,000
Other intangible assets (net of accumulated amortization of $45,504 and $42,026 at December 31, 2016 and 2015, respectively)	8,496	11,974
Other noncurrent assets, net	13	—
Total assets	$568,273	$592,133
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$843	$634
Payable to affiliate	4,172	173
Accrued liabilities	10,797	8,684
Total current liabilities	15,812	9,491
Commitments and contingencies (Note 5)
Members’ equity (240,610 units at December 31, 2016 and 2015)	552,461	582,642
Total liabilities and members’ equity	$568,273	$592,133
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Statements of Operations
(In thousands)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenues	$212,359	$206,395	$160,369
Expenses:
Costs of products sold, exclusive of depreciation and amortization shown below	3,223	2,913	3,636
Operating	33,924	28,835	17,480
General and administrative	1,748	1,535	1,951
Depreciation and amortization	35,439	34,105	23,257
Total expenses	74,334	67,388	46,324
Operating income	138,025	139,007	114,045
Other expenses (income), net	(7)	7	—
Net income	$138,032	$139,000	$114,045
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Statements of Changes in Members’ Equity
(In thousands)

Members’ Equity
Balance at December 31, 2013	$439,442
Net income	114,045
Distributions to members	(130,917)
Contributions from members	106,167
Balance at December 31, 2014	528,737
Net income	139,000
Distributions to members	(171,584)
Contributions from members	86,489
Balance at December 31, 2015	582,642
Net income	138,032
Distributions to members	(174,194)
Contributions from members	5,981
Balance at December 31, 2016	$552,461
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Cash flows from operating activities:
Net income	$138,032	$139,000	$114,045
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,439	34,105	23,257
Inventory valuation adjustment	—	640	1,889
Loss on disposal of long-lived assets	—	60	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	9,186	(8,675)	(5,143)
Decrease (increase) in receivable from affiliate	(4,347)	246	(1,146)
Decrease (increase) in inventories	(5,198)	(948)	(2,811)
Decrease (increase) in other current assets	(35)	(223)	(249)
Increase (decrease) in accounts payable and accrued liabilities	2,572	5,229	(3,075)
Increase (decrease) in payable to affiliate	3,999	11	30
Net cash provided by operating activities	179,648	169,445	126,797
Cash flows from investing activities:
Capital expenditures	(31,186)	(74,835)	(172,348)
Net cash used in investing activities	(31,186)	(74,835)	(172,348)
Cash flows from financing activities:
Distributions to members	(174,194)	(171,584)	(130,917)
Contributions from members	5,981	86,489	106,167
Net cash used in financing activities	(168,213)	(85,095)	(24,750)
Net increase (decrease) in cash and cash equivalents	(19,751)	9,515	(70,301)
Cash and cash equivalents at beginning of period	24,423	14,908	85,209
Cash and cash equivalents at end of period	$4,672	$24,423	$14,908
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

1.    OVERVIEW
White Cliffs Pipeline, L.L.C. (“White Cliffs”) is a Delaware limited liability company. White Cliffs owns two parallel 12-inch common carrier, crude oil pipelines running 527 miles with origination points in Platteville, Colorado and Healy, Kansas and a termination point in Cushing, Oklahoma.
SemGroup Corporation (“SemGroup”) operates White Cliffs and owns a 51% interest. SemGroup accounts for White Cliffs under the equity method, as the other members have substantive rights to participate in the management of White Cliffs.
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Although management believes these estimates are reasonable, actual results could differ materially from these estimates.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CASH AND CASH EQUIVALENTS—Cash includes currency on hand and demand and time deposits with banks or other financial institutions. Cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase. Balances at financial institutions may exceed federally insured limits.
ACCOUNTS RECEIVABLE - Accounts receivable are reported net of the allowance for doubtful accounts. White Cliffs’ assessment of the allowance for doubtful accounts is based on several factors, including the overall creditworthiness of its customers, existing economic conditions, and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. The allowance for doubtful accounts was $0 at December 31, 2016 and 2015.
INVENTORIES—Inventories primarily consist of crude oil. Inventories are valued at the lower of cost or market, with cost generally determined using the weighted-average method. The cost of inventory includes applicable transportation costs. During the years ended December 31, 2015 and 2014, White Cliffs recorded $0.6 million and $1.9 million, respectively, of non-cash adjustments to reduce the carrying value of inventory to the lower of cost or market value. No adjustment was necessary in 2016.
PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is recorded at cost. White Cliffs capitalizes costs that extend or increase the future economic benefits of property, plant and equipment, and expenses maintenance costs that do not. When assets are disposed of, their cost and related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is recorded within operating expenses in the statements of operations.
Depreciation is calculated primarily on the straight-line method over the following estimated useful lives:

Pipelines and related facilities	20 years
Storage and terminal facilities	10 –25 years
Other property and equipment	3 – 7 years
GOODWILL – White Cliffs tests goodwill for impairment each year as of October 1, or more often if circumstances warrant, by estimating the fair value of the asset group to which the goodwill relates and comparing this fair value to the net book value of the asset group. If fair value is less than net book value, White Cliffs estimates the implied fair value of goodwill, reduces the book value of the goodwill to the implied fair value, and records a corresponding impairment loss.
For the October 1, 2016 goodwill impairment test, White Cliffs developed estimates of cash flows for the next nine years, and also developed an estimated terminal value. White Cliffs discounted the estimated cash flows to present value using a rate of 11%. No impairment was recorded for the period.
IMPAIRMENT OF LONG-LIVED ASSETS – We test long-lived asset groups for impairment when events or circumstances indicate that the net book value of the asset group may not be recoverable. We test an asset group for impairment by estimating the undiscounted cash flows expected to result from its use and eventual disposition. If the estimated undiscounted cash flows are lower than the net book value of the asset group, we then estimate the fair value of the asset group and record a reduction to the net book value of the assets and a corresponding impairment loss.

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

CONTINGENT LOSSES – White Cliffs records a liability for a contingent loss when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. White Cliffs records attorneys’ fees incurred in connection with a contingent loss at the time the fees are incurred, and does not record liabilities for attorneys’ fees that are expected to be incurred in the future.
ASSET RETIREMENT OBLIGATIONS – Asset retirement obligations include legal or contractual obligations associated with the retirement of long-lived assets, such as requirements to incur costs to dispose of equipment or to remediate the environmental impacts of the normal operation of the assets. White Cliffs records liabilities for asset retirement obligations when a known obligation exists under current law or contract and when a reasonable estimate of the value of the liability can be made.
REVENUE RECOGNITION – Revenue for the transportation of product is recognized upon delivery of the product to its destination.
LINE LOSS DEDUCTIONS AND INVENTORY – The White Cliffs tariff allows White Cliffs to retain a pipeline loss allowance ("PLA") in the amount of two-tenths of one percent of any customer product placed in the system. The PLA is intended to compensate for expenses associated with product shrinkage and evaporation. If the PLA exceeds the actual amount of product loss, White Cliffs is entitled to sell the product overage for its own gain. The PLA is recorded to revenue and inventory in the month in which the shipment occurs. Gains or losses resulting from actual product overages or shortages are also recorded to costs of products sold and inventory during the month the overage or shortage occurs.
White Cliffs recorded $3.3 million, $3.5 million and $4.7 million of revenue related to PLA during the years ended December 31, 2016, 2015 and 2014, respectively. White Cliffs recorded $0.1 million, $2.3 million and $1.7 million of costs of products sold related to actual product shortages for the years ended December 31, 2016, 2015 and 2014, respectively. During the year ended December 31, 2016, White Cliffs sold $4.8 million of inventory to and purchased $5.0 million of inventory from SemGroup.
INCOME TAXES - White Cliffs is a pass-through entity for federal and state income tax purposes. Its earnings are allocated to its members, who are responsible for any related income taxes. Because of this, no provision for income taxes is reported in the accompanying financial statements.
SUBSEQUENT EVENTS - White Cliffs has evaluated subsequent events for accrual or disclosure in these financial statements through February 24, 2017, which is the date these financial statements were available to be issued.

3.    PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of the following (in thousands):

	December 31, 2016	December 31, 2015
Land	$31,770	$31,732
Pipelines and related facilities	588,206	519,248
Storage and terminal facilities	1,830	1,830
Other property and equipment	3,550	3,431
Construction-in-progress	16,452	54,632
Property, plant and equipment, gross	641,808	610,873
Accumulated depreciation	(133,765)	(101,805)
Property, plant and equipment, net	$508,043	$509,068
White Cliffs recorded depreciation expense of $31.9 million, $30.0 million and $18.5 million for the years ended December 31, 2016, 2015 and 2014, respectively. Property, plant and equipment includes accruals for construction costs incurred but not yet paid of $0.5 million, $0.8 million and $7.6 million at December 31, 2016, 2015 and 2014, respectively.

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

4.    OTHER INTANGIBLE ASSETS
Other intangible assets consist of customer relationships. They are generally amortized on an accelerated basis over the estimated period of benefit and may be subject to impairments in the future if we are unable to maintain the relationships with the customers to which the assets relate. The following table shows the changes in the other intangible asset balances (in thousands):

Balance, December 31, 2013	$20,802
Amortization	(4,759)
Balance, December 31, 2014	16,043
Amortization	(4,069)
Balance, December 31, 2015	11,974
Amortization	(3,478)
Balance, December 31, 2016	$8,496

White Cliffs estimates that future amortization of other intangible assets will be as follows (in thousands):

For the year ending:
December 31, 2017	$2,972
December 31, 2018	2,541
December 31, 2019	1,133
December 31, 2020	748
December 31, 2021	468
Thereafter	634
Total estimated amortization expense	$8,496

5.    COMMITMENTS AND CONTINGENCIES
Environmental
White Cliffs may from time to time experience leaks of petroleum products from its facilities, as a result of which it may incur remediation obligations or property damage claims. In addition, White Cliffs is subject to numerous environmental regulations. Failure to comply with these regulations could result in the assessment of fines or penalties by regulatory authorities.
Asset retirement obligations
White Cliffs may be subject to removal and restoration costs upon retirement of our facilities. However, White Cliffs is unable to predict when, or if, its pipelines, storage tanks and related facilities would become completely obsolete and require decommissioning. Accordingly, White Cliffs has not recorded a liability or corresponding asset, as both the amount and timing of such potential future costs are indeterminable.
Other matters
White Cliffs is a party to various other claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these claims, legal actions, and complaints, after consideration of amounts accrued, insurance coverage, and other arrangements, will not have a material adverse effect on White Cliffs’ financial position, results of operations or cash flows. However, the outcome of such matters is inherently uncertain, and estimates of consolidated liabilities may change materially as circumstances develop.
Leases
White Cliffs has entered into operating lease agreements for storage tanks with SemGroup. Future minimum payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at December 31, 2016, are as follows (in thousands):

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

Years ending:
December 31, 2017	$3,750
December 31, 2018	2,963
December 31, 2019	2,088
December 31, 2020	187
December 31, 2021	—
Thereafter	—
Total future minimum lease payments	$8,988
White Cliffs recorded lease and rental expenses of $4.5 million, $4.6 million and $3.3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

6.    RELATED PARTY TRANSACTIONS
During the years ended December 31, 2016, 2015 and 2014, White Cliffs generated service revenues from its owners in the amounts of $171.5 million, $184.4 million and $134.3 million, respectively. During the year ended December 31, 2016, White Cliffs sold crude oil to its owners in the amount of $4.8 million. There were no crude oil sales to its owners during the years ended December 31, 2015 or 2014. During the year ended December 31, 2016, White Cliffs purchased crude oil from its owners in the amount of $5.0 million. There were no purchases from its owners during the years ended December 31, 2015 or 2014. White Cliffs has storage and management services agreements with SemGroup. White Cliffs paid $4.8 million, $4.8 million and $2.9 million for such services during the years ended December 31, 2016, 2015 and 2014, respectively.
During the years ended December 31, 2015 and 2014, White Cliffs generated revenues from its affiliates in the amounts of $3.2 million and $3.1 million, respectively. There were no revenues from affiliates during the year ended December 31, 2016.
SemGroup incurs certain general and administrative expenses on behalf of White Cliffs for which the other owners of White Cliffs are not responsible. White Cliffs records the expense and a corresponding member contribution from SemGroup, since White Cliffs is not required to reimburse SemGroup for these expenses. White Cliffs recorded $1.6 million, $1.3 million and $1.6 million of such general and administrative expense during the years ended December 31, 2016, 2015 and 2014, respectively.